Exhibit 12.2
J.P.  Morgan Chase & Co.

Computation of ratio of earnings to fixed charges
and preferred stock dividend requirements

Year ended December 31, (in millions, except ratios)	2002

Excluding interest on deposits

Income before income taxes	$2,519

Fixed charges:
Interest expense	8,505
One-third of rents, net of income from subleases (a)	293

Total fixed charges	8,798

Less: equity in undistributed income of affiliates	(85)

Earnings before taxes and fixed charges, excluding capitalized interest	$11,232

Fixed charges, as above	$8,798
Preferred stock dividends	77

Fixed charges including preferred stock dividends	$8,875

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.27

Including interest on deposits

Fixed charges including preferred stock dividends, as above	$8,875
Add: interest on deposits	5,253

Total fixed charges including preferred stock dividends and interest on deposits	$14,128

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$11,232
Add: interest on deposits	5,253

Total earnings before taxes, fixed charges and interest on deposits	$16,485

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.17

(a)	The proportion deemed representative of the interest factor.

137